News Release

RESIN SYSTEMS RECEIVES LONG-TERM PURCHASE ORDER FOR

ITS VERSION™ RESIN FROM A LEADING PULTRUSION COMPANY

Edmonton, Alberta, May 17, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, and its operating division, RS Technologies (collectively, "RS"), are pleased to announce that RS has received a three year, multi-million dollar purchase order from Inline Fiberglass Limited ("IFL") of Toronto, Ontario, Canada, to supply IFL with its Version™ resin which IFL will use to manufacture soffit architectural components using a pultrusion process. In accordance with the purchase order, RS will ship regular full container loads of Version™ resin to IFL on a weekly basis over a three year period commencing in the fourth quarter of 2005. The minimum value of the purchase order exceeds CDN $5-million per year.

IFL has an ongoing multi-year contract to furnish soffit architectural components to Pulte Homes, Inc. (NYSE: PHM), a major housing industry builder headquartered in Bloomfield, Michigan (http://www.pulte.com/). Prior to the introduction of RS's Version™ resin, IFL manufactured the soffits using polyester resins.

About Inline Fibreglass Limited

IFL is a composite materials pultrusion fabrication company, specializing in "thin wall" pultrusion manufacturing. The company pultrudes custom profiles for a variety of end users, including Pulte Homes, Inc.  IFL is actively integrating RS's Version™ resin into its comprehensive range of composite building and industrial products. IFL is headquartered in Toronto, Ontario, and provides the global marketplace with composite material products.

About Resin Systems Inc.

RS is a composite material products technology company providing engineered solutions developed for its proprietary input materials, equipment and processes.  The foundation of these solutions is based on RS's patented Version™ polyurethane resin, which is being continuously developed through additional patent pending and trade secret knowledge.  RS is also commercializing its RStandard™ modular composite pole for sale to power utility companies worldwide.  For more information on RS, visit www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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